UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________________
FORM 11-K
_____________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No. 001-35054
_____________________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MARATHON PETROLEUM THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Marathon Petroleum Corporation
539 South Main Street
Findlay, Ohio 45840

Marathon Petroleum
Thrift Plan
Index
December 31, 2017 and 2016

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits December 31, 2017 and 2016	2

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2017	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11

Note: Other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signatures	14

Exhibit 23.1	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of Marathon Petroleum Thrift Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Marathon Petroleum Thrift Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes to financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
The financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Plan management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ McConnell & Jones LLP

We have served as the Plan’s auditor since 2011.

Houston, Texas
June 28, 2018

Marathon Petroleum
Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Investments, at fair value	$2,703,883,673	$2,184,769,158
Fully benefit-responsive investment contract, at contract value	441,549,209	422,225,570
Total Investments	3,145,432,882	2,606,994,728

Notes receivable from participants	75,781,889	69,158,868
Employer Contributions	10,400,887	4,922,955
Other	326,425	252,092
Total Assets	$3,231,942,083	$2,681,328,643
Net Assets Available for Benefits	$3,231,942,083	$2,681,328,643
The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2017

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$435,322,535
Interest	7,040,310
Dividends	39,621,941
Total investment income	481,984,786

Interest income from notes receivable from participants	2,515,074

Contributions:
Participants	152,563,382
Employer	119,346,640
Rollovers	60,554,306
Total contributions	332,464,328
Total additions	816,964,188

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	263,038,047
Plan expenses	3,312,701
Total deductions	266,350,748

Increase in assets available for benefits	550,613,440

Net assets available for benefits:
Beginning of year	2,681,328,643
End of year	$3,231,942,083

The accompanying notes are an integral part of these financial statements.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.	Description of Plan
The following brief description of the Marathon Petroleum Thrift Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution retirement plan sponsored by Marathon Petroleum Company LP ("Company"). The Plan generally covers employees of the Company and other related employers who have elected to participate in the Plan. Eligible employees may participate in the Plan by electing to make contributions in accordance with procedures established by the Plan Administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2016, the Plan became a Section 401(k) safe harbor plan.
Contributions
Eligible employees may contribute a total of up to 75 percent of eligible pay to the Plan in the form of Pre-Tax, Roth, After-Tax and Catch-up contributions. Only those participants who are at least age 50 during the Plan year may make Catch-up contributions. Employees who are “highly compensated,” within the meaning of Section 414(q) of the Internal Revenue Code (“Code”), are not eligible to make After-Tax contributions. All contributions are subject to Plan restrictions and limitations under the Code, including the annual compensation limit under Code Section 401(a)(17). Participants may also make rollover contributions or direct-plan transfer contributions in accordance with the terms of the Plan.

The Company makes matching contributions on eligible contributions up to a maximum of 6 percent of eligible pay at a rate of $1.17 per dollar contributed. Further, the Company also makes contributions on behalf of eligible Speedway LLC employees in an amount equal to 3.5 percent of their eligible pay.

Valuation of Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses) based on the participant’s relative investment holdings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are fully and immediately vested in their contributions and Company match contributions occurring on or after January 1, 2016, plus actual earnings thereon. For Company match contributions occurring prior to January 1, 2016, participants generally become fully vested in these Company contributions, plus actual earnings thereon, upon the earliest of the following: upon retirement under the Retirement Plan of the Company; upon the death of an active participant; after three years of service with the Company or a participating employer; upon attainment of age 65; or upon termination or partial termination of the Plan.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Beginning with the 2017 Plan Year, the maximum allowed outstanding loans was reduced from five to four per participant. Further, in the 2018 Plan Year, participants can have no more than three loans outstanding and beginning with the 2019 Plan Year and beyond, participants can have no more than two loans outstanding. The loans are collateralized by the balance in the participant’s account and bear interest rates that currently range from 3.25 percent to 9.94 percent, determined in accordance with Plan provisions. Principal and interest is paid ratably through payroll deductions for active employees and through ACH payments for participants not receiving pay and retirees.
Payment of Benefits
A participant whose employment is terminated may elect to receive a lump-sum distribution of the participant’s account. Alternatively, a participant may elect to defer the commencement of benefits until a date no later than the first calendar day in April, immediately following the calendar year in which such participant attains age 70-1/2. In accordance with the provisions of the Code, mandatory distributions greater than $1,000 require automatic rollover to an IRA for participants who fail to make an active election otherwise available under the Plan. A retired member or a spouse beneficiary member may withdraw, during any year, all or any portion of the remaining balance in his or her account subject to certain restrictions. An installment settlement option is available to retired participants, active participants (currently employed) who are at least age 70-1/2 and spouse beneficiary participants, subject to certain requirements and restrictions.
Forfeitures
Non-vested participants whose services with the Company have been terminated will forfeit their entire Company-matched contribution and earnings thereon when either of the following takes place: (1) they remove their participant contributions from the Plan or (2) they do not regain employment within five years of termination. Company contributions and earnings thereon are eligible for reinstatement, should a member be rehired prior to the limitation indicated under the Plan. As of December 31, 2017 and 2016, forfeited non-vested accounts totaled $103,944 and $294,647, respectively. Total forfeitures used to reduce certain Plan fees in 2017 totaled $735,147.
Investment Options
Upon enrollment in the Plan, a participant may direct employee contributions in any of the funds provided by the Plan.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Fully benefit responsive investment contracts are reported at contract value. Contract value is the relevant measurement attribute for fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. All other investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Investment related expenses are also included in net appreciation (depreciation) of fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes gains and losses on investments bought and sold as well as held during the year.
Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded since delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

Administration of Plan Assets
All costs, expenses and fees incurred in administering the Plan, to the extent not paid by the Company, are incurred by the participants. Fees or charges for investment management services are not paid by the Company but are borne by the participants electing such services. Any taxes applicable to the participant accounts are charged or credited to the participant accounts by Fidelity Management Trust Company (“Fidelity” or the “Trustee”).
The Stable Value Fund (the “Fund”) is managed by the Trustee pursuant to a trust agreement. Any fees charged by the Trustee are deducted from the interest earned by Plan members in the Fund. The total amount of fees charged for 2017 in connection with the Fund was $1,095,559.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

3.	Fair Value Measurements
The FASB Accounting Standards codification ("ASC") 820, Fair Value Measurement and Disclosures ("ASC 820") establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. There are three approaches for measuring the fair value of assets and liabilities: the market approach, the income approach and the cost approach, each of which includes multiple valuation techniques. This hierarchy consists of three broad levels:

•	Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and liabilities and have the highest priority;

•	Level 2 inputs consist of observable market-based inputs or unobservable inputs that are corroborated by market data, and are either directly or indirectly observable as of the measurements date; and

•
Level 3 inputs are unobservable inputs that are not corroborated by market data and may be used with internally developed methodologies that result in management’s best estimate of fair value. These inputs have the lowest priority.

The Plan’s investments are reported at fair value in the accompanying statement of net assets available for benefits, except for fully benefit-responsive investment contracts, which are reported at contract value. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following provides a description of the valuation techniques employed for each major Plan asset category at December 31, 2017 and 2016.

Common stock – Investments in common stocks are valued using a market approach at the closing price reported in an active market and is therefore considered Level 1.

Mutual funds – Investments in mutual funds, including money market mutual funds, are valued using a market approach at the net asset value (“NAV”) of shares held. The NAV is generally based on prices from a public exchange, which is normally the principal market on which the investments are traded, and is considered Level 1.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

Common Collective Trusts (“CCTs”) – Investment in CCTs are valued using a market approach at the NAV of units held, but investment opportunities in such funds are limited to institutional investors on behalf of defined contribution plans. The investments are mainly publicly traded. This investment is considered Level 2.

The CCTs are the Pyramis Core Lifecycle (Income, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050, 2055 and 2060) Commingled Pools, the Low Price Commingled Pool, the Growth Commingled Pool, and the Contrafund Commingled Pool. These pools seek active return until the pool’s targeted retirement year. Thereafter, the pool’s objective will be capital preservation. These pools invest in a diversified portfolio of equity, fixed income, and/or short-term products and may use futures, options, swaps, and exchange-traded funds to remain fully invested.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	1,156,446,140	—	—	$1,156,446,140
Common/collective trusts	—	1,149,491,542	—	$1,149,491,542
Self-directed Brokerage Accounts*	93,064,852	—	—	$93,064,852
MPC Common Stock	290,251,384	—	—	$290,251,384
MRO Common Stock	14,629,755	—	—	$14,629,755
Total investments at fair value	$1,554,392,131	$1,149,491,542	$—	$2,703,883,673

*	Includes interest-bearing cash

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	925,563,295	—	—	$925,563,295
Common/collective trusts	—	870,853,883	—	$870,853,883
Self-directed Brokerage Accounts*	80,260,053	—	—	$80,260,053
MPC Common Stock	290,724,776	—	—	$290,724,776
MRO Common Stock	17,367,151	—	—	$17,367,151
Total investments at fair value	$1,313,915,275	$870,853,883	$—	$2,184,769,158

*	Includes interest-bearing cash

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

4.	Stable Value Fund
At December 31, 2017 and 2016, the Plan held Synthetic Investment Contracts ("SIC"s) of $428,218,711 and $400,998,786, respectively, recorded at contract value. The remaining assets of $13,330,498 and $21,226,784 held by the Fund at December 31, 2017 and 2016, respectively, are invested in cash equivalents and stated at amortized cost, which approximates fair value. Ordinarily, participants may direct the withdrawal or transfer of all or a portion of their investment in the Fund at contract value.

Wrap contracts use a crediting rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market value and contract value of the underlying assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the current market value at the current yield to maturity for a period equal to the duration of the wrapped assets. The crediting rate may be affected by many factors, including purchases and redemptions by participants, but the precise impact depends on whether the market value of the underlying assets is higher or lower than the contract value of those assets. Crediting rates are typically reset, if needed, on a monthly basis. The wrap contracts provide a guarantee that the crediting rate will not fall below zero percent.
A wrap issuer may terminate a wrap contract at any time subject to the provisions of the contract agreement. In addition, wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events (including, but not limited to, the complete or partial termination of the Plan, group layoffs, early retirement programs, or the Plan’s failure to qualify under Section 401(a) or Section 401(k) of the Code). However, the Plan Administrator believes the occurrence of these types of events is not probable at this time.

5.	Party-in-Interest Transactions
Transactions involving shares of Marathon Petroleum Corporation ("MPC") common stock are performed by the Trustee on the open market, unless otherwise directed by the Company, in which case, shares may be bought or sold directly from MPC. During 2017, all shares of MPC common stock were purchased on the open market. At December 31, 2017 and 2016, the Plan held 4,399,081 and 5,774,077 shares of common stock of MPC, respectively, with fair value of $290,251,384 and $290,724,776, respectively, and a cost basis of $178,791,383 and $226,896,677, respectively.
Certain Plan investments, amounting to $1,844,946,404 and $1,453,112,515 at December 31, 2017 and 2016, respectively, are units of funds managed by the Trustee. In addition, there is a brokerage link fund managed by Fidelity. The Trustee also provides certain accounting and administrative services to the Plan for a negotiated fee. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Certain employees and officers of the Company, who may also participate in the Plan, perform administrative services to the Plan at no cost.

Marathon Petroleum
Thrift Plan
Notes to Financial Statements
December 31, 2017 and 2016

6.    Plan Termination
Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

7.	Tax Status
The Plan, as amended and restated effective as of January 1, 2016, received a favorable determination letter from the Internal Revenue Service (“IRS”) dated April 11, 2017 indicating that the Plan is tax qualified in form under Section 401(a) of the Code. Although the Plan has since been amended since receiving the determination letter, the Plan Administrator and the Plan's tax counsel believe the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and to recognize a tax liability (or asset) when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2017 and December 31, 2016, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes it is no longer subject to income tax examination for the years prior to 2014.

8.    Risks and Uncertainties
The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

9.	Subsequent Events
On April 30, 2018, MPC and Andeavor announced that they have entered into a definitive merger agreement under which MPC will acquire all of Andeavor's outstanding shares. The transaction is expected to close in the second half of 2018, subject to regulatory and other customary closing conditions, including approvals from both MPC and Andeavor shareholders. The effect this acquisition will have on the Plan has not been determined.

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
*	Marathon Petroleum Corporation	Marathon Petroleum Corporation Common Stock - 4,399,081 shares		$290,251,384
	Marathon Oil Corporation	Marathon Oil Corporation Common Stock - 864,132 shares		14,629,755

	Investment Trust Shares
*	Fidelity Government Income Fund	Investment Company - 2,527,673 shares		$25,807,544
*	Fidelity Extended Market Index Fund	Investment Company - 1,762,719 shares		109,376,695
*	Fidelity International Discovery K	Investment Company - 721,209 shares		32,836,659
*	Fidelity 500 Index Adv Is	Investment Company - 3,434,586 shares		320,962,030
*	Fidelity International Index IPR	Investment Company - 3,803,730 shares		164,245,080
*	Fidelity Investments MM Government	Investment Company - 42,226,853 shares		42,226,853
*	Fidelity Low-Priced Stock Pool	Investment Company - 5,725,990 shares		82,053,432
*	Fidelity Growth Company Pool	Investment Company - 9,756,692 shares		185,669,849
*	Fidelity Contrafund Pool	Investment Company - 7,783,592 shares		124,303,967
*	FIAM Target Date 2055 Commingled Pool Class S	Investment Company - 2,494,712 shares		45,827,866
*	FIAM Target Date 2060 Commingled Pool Class S	Investment Company - 584,118 shares		7,190,497
*	FIAM Target Date Income Commingled Pool Class S	Investment Company - 464,920 shares		6,420,546
*	FIAM Target Date 2005 Commingled Pool Class S	Investment Company - 209,556 shares		3,113,997
*	FIAM Target Date 2010 Commingled Pool Class S	Investment Company - 352,709 shares		5,689,197
*	FIAM Target Date 2015 Commingled Pool Class S	Investment Company - 1,653,932 shares		27,157,557
*	FIAM Target Date 2020 Commingled Pool Class S	Investment Company - 6,280,929 shares		101,688,234
*	FIAM Target Date 2025 Commingled Pool Class S	Investment Company - 6,855,325 shares		115,786,446
*	FIAM Target Date 2030 Commingled Pool Class S	Investment Company - 7,261,735 shares		122,142,381
*	FIAM Target Date 2035 Commingled Pool Class S	Investment Company - 5,512,457 shares		96,467,993
*	FIAM Target Date 2040 Commingled Pool Class S	Investment Company - 4,978,523 shares		86,128,449
*	FIAM Target Date 2045 Commingled Pool Class S	Investment Company - 4,408,955 shares		76,627,643
*	FIAM Target Date 2050 Commingled Pool Class S	Investment Company - 3,690,805 shares		63,223,488

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)	(d)	(d)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value
	Dodge and Cox Income	Investment Company - 5,289,999 shares		72,790,380
	Vanguard Value Index Inst	Investment Company - 1,470,814 shares		60,906,416
	Baird Mid Cap Inst	Investment Company - 1,171,643 shares		22,448,674
	Columbian Acorn International Y	Investment Company - 399,869 shares		18,773,855
	DFA Emerging Markets Value	Investment Company - 1,730,746 shares		54,033,883
	Vanguard Small Cap Index Inst	Investment Company - 813,769 shares		57,598,538
	Vanguard Total Bond Market Is Pl	Investment Company - 12,435,456 shares		133,681,151
	WF SPL Mid CP Val R6	Investment Company - 1,062,800 shares		40,758,381

Marathon Petroleum Thrift Plan
EIN 31-1537655, Plan Number 010
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current Value
	Stable Value Contract Carriers
	Chase Manhattan Bank	Actively Managed Global Wrap**
	Wrapper Contract MARAPETRO-7-111	1.90%		89,380,257
	State Street Bank & Trust Company Boston	Actively Managed Global Wrap**
	Wrapper Contract 111013	1.88%		71,307,365
	American General Life	Actively Managed Global Wrap**
	Wrapper Contract 1627813	1.88%		56,622,270
	TransAmerica Premier Life	Actively Managed Global Wrap**
	Wrapper Contract MDA01324TR-00	1.90%		66,193,222
	Prudential Insurance Co. America	Actively Managed Global Wrap**
	Wrapper Contract 062473001	1.90%		94,247,827
	Nationwide Life Insurance	Actively Managed Global Wrap**
	Wrapper Contract FID_MAP_IP-1013	1.90%		50,467,770
*	Fidelity Management Trust Company	Interest-Bearing Cash-Fidelity Institutional Cash Portfolios; Money Market Portfolio; Class A Money Market Pool Discount rate - 1.10%		13,330,498

	Brokerage Link	Self-Directed Brokerage Accounts		93,064,852

*	Fidelity Management Trust Company	Loans to Plan Participants; 3.25%-9.94%; due 1/1/18 - 12/31/2022	—	75,781,889
	Totals		$—	$3,221,214,771

*	Indicates party-in-interest.

**
A SIC is comprised of two components, an underlying asset and a wrapper contract. The underlying assets are valued at representative quoted market prices. The wrapper contracts are valued by using replacement cost methodology. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the SIC contract value.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Marathon Petroleum Thrift Plan

Date: June 28, 2018	By:	/s/ David R. Sauber
David R. Sauber
Plan Administrator